Exhibit 12.1

STATER BROS. HOLDINGS INC.

Computation of Ratio of Earnings to Fixed Charges(1)

	Fiscal Year Ended					26 Weeks Ended
	Sept. 29, 2002(2)	Sept. 28 2003(2)	Sept. 26, 2004(2)	Sept. 25, 2005	Sept. 24 2006	March 25, 2007
	(Dollar amounts in thousands)					(Unaudited)
Earnings:
Income before income taxes	$18,510	$15,946	$111,140	$39,908	$44,011	$39,222
Amortization of capitalized interest	341	352	302	251	219	117
Interest	53,086	52,524	78,790	55,211	58,476	29,953
Less interest capitalized during the period	(144)	(144)	(323)	(1,111)	(4,276)	(3,448)
Net amortization of debt discount and premium and issuance expense	3,158	3,158	11,321	3,042	3,038	1,529
Interest portion of rental expense	21,848	22,740	23,979	25,461	23,681	10,604

Earnings as adjusted	$96,799	$94,576	$225,209	$122,762	$125,149	$77,977

Fixed charges:
Interest	$53,086	$52,524	$78,790	$55,211	$58,476	$29,953
Net amortization of debt discount and premium and issuance expense	3,158	3,158	11,321	3,042	3,038	1,529
Interest portion of rental expense	21,848	22,740	23,979	25,461	23,681	10,604

Fixed charges	$78,092	$78,422	$114,090	$83,714	$85,195	$42,086

Ratio of Earnings to Fixed Charges	1.24	1.21	1.97	1.47	1.47	1.85

(1)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of the sum of (a) income before income taxes, (b) fixed charges and (c) amortization of previously capitalized interest minus (d) interest capitalized in the current period. Fixed charges consist of the sum of (a) interest expense (whether expensed or capitalized), (b) amortization of debt issuance costs and (c) such portion of rental expense as can be deemed by management to be representative of the interest factor in the particular case.

(2)	Includes the Company’s 50% share of Santee. For fiscal 2004, includes the Company’s 50% share of Santee through February 6, 2004. Santee has been consolidated into the Company’s consolidated results since that date.